June 17, 2005


Mr. Douglas W. Weir
Chief Financial Officer
Toreador Resources Corporation
4809 Cole Avenue, Suite 108
Dallas, Texas 75205


	Re:	Toreador Resources Corporation
		Form 10-K, for Fiscal Year Ended December 31, 2004
		Filed March 31, 2005
Forms 10-Q for Fiscal Quarter Ended March 31, 2005
Filed May 16, 2005
      Response Letter Dated June 2, 2005
		File No. 0-02517

Dear Mr.Weir:

      We have reviewed your response letter and have the following comments. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. Please provide a written response to our comments. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.


Form 10-K for the Fiscal Year Ended December 31, 2004

Notes to Consolidated Financial Statements, page F-12

1. We note your proposed disclosure in response to prior comment 2 which indicates that your contract with ELF calls for oil to be sold at Platt Brent Crude prices, and that payment from ELF is received within the timing specified in the contract. Please expand your disclosure to clarify at what point and in what manner Platt Brent Crude prices are applied in determining the sales price. Furthermore, expand you disclosure to clarify the timing of payment terms as specified in your contract with ELF.

Closing Comments

       Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

	You may contact Jonathan Duersch at (202) 551-3719 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3683 with any other questions.


								Sincerely,



								Jill S. Davis
								Branch Chief

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Mr. Douglas W. Weir
Toreador Resources Corporation
June 17, 2005
page 1




UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0405

   DIVISION OF
CORPORATION FINANCE
MAIL STOP 04-05